Goldman Sachs Asset Management, L.P. | 200 West Street | New York, NY 10282-2198

July 13, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust II (File No. 333-212251) – Goldman Sachs Target Date 2020 Portfolio,
Goldman Sachs Target Date 2030 Portfolio, Goldman Sachs Target Date 2040 Portfolio, and
Goldman Sachs Target Date 2050 Portfolio
Preliminary Registration Statement on Form N-14

Ladies and Gentlemen:

Today, via the EDGAR system, Goldman Sachs Trust II (“Registrant”) filed Pre-Effective Amendment No. 1 to a registration statement on Form N-14 under the Securities Act of 1933, as amended (“Act”) (File No. 333-212251). This Pre-Effective Amendment was filed in connection with the reorganization of each of the Madison Target Retirement 2020 Fund, the Madison Target Retirement 2030 Fund, the Madison Target Retirement 2040 Fund, and the Madison Target Retirement 2050 Fund (each, an “Acquired Portfolio”), each a series of Madison Funds, with and into a corresponding portfolio (each, an “Acquiring Portfolio”), each a series of the Registrant, in exchange for shares of the Acquiring Portfolio and the assumption by the Acquiring Portfolio of substantially all of the liabilities of the Acquired Portfolio.

Pursuant to Rule 461 under the Act, the Registrant and Goldman, Sachs & Co. (“Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective immediately, or as soon as practicable thereafter. The Registrant and the Distributor are aware of their obligations under the Act.

The Registrant hereby acknowledges that: (1) should the Securities and Exchange Commission (“Commission”) or its staff (“Staff”), acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, do not relieve the Registrant of this responsibility; and (3) the Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Stephen Ferrara of Dechert LLP at 617.728.7147.

Very truly yours,

/s/ Andrew Murphy

Andrew Murphy

Assistant Secretary, Goldman Sachs Trust II

Vice President and Associate General Counsel, Goldman, Sachs & Co.